UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Adeona Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00685T108
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Nicholas Stergis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	459,817*
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	459,817*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 459,817 *
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.11%**
12.
TYPE OF REPORTING PERSON:  IN

* Consists of 105,748 shares of common stock and 354,069 warrants to purchase shares of common stock held as tenants by the entirety with Mr. Stergis’s wife, Jennifer Stergis

** Based upon an aggregate of 21,477,336 shares of common stock outstanding as of November 12, 2009 as reported in Adeona Pharmaceuticals, Inc.’s latest 10-Q filed with the Securities and Exchange Commission on November 16, 2009.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jennifer Stergis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	459,817*
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	459,817*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 459,817 *
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.11%**
12.
TYPE OF REPORTING PERSON:  IN

** Consists of 105,748 shares of common stock and 354,069 warrants to purchase shares of common stock held as tenants by the entirety with Ms. Stergis’s husband, Nicholas Stergis.

** Based upon an aggregate of 21,477,336 shares of common stock outstanding as of November 12, 2009 as reported in Adeona Pharmaceuticals, Inc.’s latest 10-Q filed with the Securities and Exchange Commission on November 16, 2009.

Item 1.
	(a)	Name of Issuer: Adeona Pharmaceuticals, Inc.

	(b)	Address of Issuer's Principal Executive Offices: 3930 Varsity Drive, Ann Arbor, MI 48108

Item 2.
	(a)	Name of Person Filing: This statement is filed on behalf of the following persons: Nicholas Stergis Jennifer Stergis

	(b)	Address of Principal Business Office or, if None, Residence: 1025 Cotorro Avenue, Coral Gables, FL 33416

	(c)	Citizenship: Mr. and Mrs. Stergis are citizens of the United States of America.

	(d)	Title of Class of Securities: Common Stock, par value $.001 per share

	(e)	CUSIP Number: 00685T108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Mr. Nicholas Stergis

(a)	Amount Beneficially Owned: 459,817*

(b)	Percent of Class:
2.11% **

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote	0

	(ii)	shared power to vote or to direct the vote	459,817*

	(iii)	sole power to dispose or to direct the disposition of	0

	(iv)	shared power to dispose or to direct the disposition of	459,817*

* Consists of 105,748 shares of common stock and 354,069 warrants to purchase shares of common stock held as tenants by the entirety with Mr. Stergis’s wife, Jennifer Stergis

** Based upon an aggregate of 21,477,336 shares of common stock outstanding as of November 12, 2009 as reported in Adeona Pharmaceuticals, Inc.’s latest 10-Q filed with the Securities and Exchange Commission on November 16, 2009.

Ms. Jennifer Stergis

(a)	Amount Beneficially Owned: 459,817*

(b)	Percent of Class:
2.11% **

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote	0

	(ii)	shared power to vote or to direct the vote	459,817*

	(iii)	sole power to dispose or to direct the disposition of	0

	(iv)	shared power to dispose or to direct the disposition of	459,817*

* Consists of 105,748 shares of common stock and 354,069 warrants to purchase shares of common stock held as tenants by the entirety with Ms. Stergis’s husband, Nicholas Stergis.

** Based upon an aggregate of 21,477,336 shares of common stock outstanding as of November 12, 2009 as reported in Adeona Pharmaceuticals, Inc.’s latest 10-Q filed with the Securities and Exchange Commission on November 16, 2009.

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Nicholas Stergis

By: /s/ Jennifer Stergis

 February 12, 2010